Justin L. Jackson
Attorney At Law
Writer direct
(405) 552-2240
Fax (405) 228-7440
justin.jackson@mcafeetaft.com

February 9, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Kurt Murao

Re:	AMS Health Sciences, Inc.
Registration Statement on Form S-3
Filed July 28, 2006, as amended Amendment
No. 2 on Form SB-2 filed on January 29,
2007 (File No. 333-136128)
Ladies and Gentlemen:
     The following is in response to the Staff’s comment letter dated February 6, 2007.
     With respect to the Staff’s comments, you are advised as follows:
Executive Compensation, Page 42
1.	Please update and revise your disclosure to comply with the new executive compensation rules that went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).
     We have revised the registration statement to comply with the new executive compensation rules.
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     If you have further questions or comments, please call me at the number listed above.

Very truly yours,
/s/ Justin L. Jackson
Justin L. Jackson